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                                     Filed by American International Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                                      Commission File No. 1-7981

      On May 14, 2001, American International Group, Inc. Chairman and Chief Executive Officer M.R. Greenberg made a presentation at the Goldman Sachs Financial Services Conference in New York. The following is a transcript of Mr. Greenberg's remarks.


                   GOLDMAN SACHS FINANCIAL SERVICES CONFERENCE

                              AIG AROUND THE WORLD

MR. TOM CHELNOKI, Goldman Sachs: On behalf of my colleagues at Goldman Sachs, I would like to extend my welcome to you at our Ninth Annual Financial Services Conference. In keeping with our theme of "A Premium for Execution," I can think of no better company than AIG. Over the years I have followed the nonlife insurance industry, AIG has generated a seamless and predictable earnings stream, not only through organic growth, but also through strategic acquisitions. With respect to the latter, I would note that AIG's agreement to acquire American General takes the company to yet a higher level.

         It is my great pleasure to introduce Hank Greenberg, who has not only had the vision to create a globally diversified financial services organization, but more importantly, a focused execution strategy. Before I give the mike to Mr. Greenberg, he has asked me to read the following:

         "Mr. Greenberg's comments may contain forward-looking statements. AIG refers you to the AIG annual report on Form 10-K for the year ended December 31, 2000, for a description of the business environment in which AIG operates, and the important factors that may affect its business. AIG is not under any obligation to and expressly disclaims any obligations to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise." With that out of the way, let me turn the podium over to Hank.
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MR. MAURICE R. GREENBERG, Chairman and Chief Executive Officer, AIG: Thank you
and good morning. I thought I would take you on a tour of AIG and our businesses around the world, and following that, I would be glad to take your questions.

         We had a pretty good first quarter. We were up about 15 percent across all our lines of business. Let me start with domestic property-casualty. As you know, rates have been increasing now for about six months. We predicted that rates would begin to turn at the end of 1999, and they have. Each month they continue to increase in most lines of business. In our judgment, the industry is still not getting enough rates in many classes of business, even with the current rate increases. That is for a number of reasons. For many companies reserves are questionable and the outlook, unless they get more rates, will not be a happy ending. We do not see competition coming in to any degree that would change that outlook -- in our judgment, rates will continue to rise. You may find an odd company just coming into a class of business without much capacity that will undercut a particular risk or two, but we do not see that as a trend. The reinsurance industry has been fairly disciplined. Many companies that have reinsurance treaties that will renew on July 1 will have even greater difficulty getting capacity in many classes.

         All that is very healthy. We remain very disciplined in underwriting. Our profit center structure works on that basis. We do not write any risk knowingly that would not make an underwriting profit. We believe underwriting profit is the basic business of a property-casualty insurer, and we will continue to remain disciplined in that way.

         As a company we are very innovative. Product innovation and distribution are two of the strengths of AIG. We have one of the lowest expense ratios, if not the lowest, in the
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property-casualty-commercial-industrial field, which is obviously a great advantage -- especially at this particular time when rates are going up. We get a double benefit from that.

         So we would look for rates to continue to strengthen, at least for the next couple of years. Can you put a timetable on that? As of today, for me the outlook is the environment will stay fairly tight for some time.

         Let me carry that forward. Rates are increasing in the U.K. and have been. They are going up on the Continent of Europe -- not as much as we would like to see in many classes, but they are rising. Asia has been a mixed bag. It is not necessary in many markets, and in the few that are necessary, rates are going up. Latin America has also been a mixed bag, but results have not been as bad as the U.K., the U.S. and Continental Europe. So from a property-casualty point of view, we are fairly optimistic that this environment will continue.

         In personal lines, as most of you know, we are growing okay and increasing rates. We should begin to see some impact in the third and fourth quarters. If we cannot get rate increases in some states, we just cut back on what we are doing. We are fairly optimistic, though, that personal lines will continue to grow at AIG on the types of businesses we want to underwrite. We are not an agency-driven personal lines company. It is direct marketing, 21st century, surcharged auto business, which responds very quickly to price increases. Most companies in the market are increasing prices. State Farm has been hanging out on its own, but they do not have the whole market. We are fairly comfortable that will turn the underwriting profitable in the next several quarters.
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         Our foreign general business continues to be very good. It runs in the low 90s on the combined ratio, and from time to time we even break that into the high 80s. Business is very good globally. We have a very big business particularly in Asia, but we are growing in every region of the world. Obviously foreign exchange and the translation of bringing what you do in local currencies back to U.S. dollars has an impact, but we have to measure our business in local currency. So you do have some change in the top line, particularly when you bring it back into U.S. dollars. But our business is very good. I would say it is the outstanding franchise for general insurance for any company of the world. There is no way you can replicate that, or certainly not in the lifetime of anybody sitting in this room.

         Our life business had a very good quarter. Most of our life business, as you know, has been international. That will change going forward. I will comment on some acquisitions in a few moments. We made an important one in Japan that will add to the bottom line in the future. Overall, life was very good. We were strong in Asia, our businesses in China and Central Europe are growing. In Latin America we have a wide range of business opportunities. I see no reason that will not continue to do quite well.

         SunAmerica had a good first quarter. Retirement savings is a global business that will continue to grow significantly. Obviously there was some slowdown in the retail fund business, which everybody has experienced. But it was not as bad as we thought it might be, and we think it will continue to pick up.

         Financial services was good overall. ILFC is a home run. Our airline leasing business is very good. Everything is leased and we have some important orders coming on. We started in the freighter business by acquiring a few new aircraft and placing them pretty
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quickly. We will add to that periodically as market needs continue to rise. AIG
Financial Products had a very good beginning this year. They had a super year last year, and I see no reason they will not continue to grow as they have.

         Our other asset management business is doing quite well. We have about $35 billion overall under management. We have probably one of the largest private equity funds -- about $10 billion under management now -- several infrastructure funds, all of which are fairly new. So the carried interest is yet to come in the future, assuming we do well in managing these funds, and we think we will. That is a source of income that has not yet been realized.

         Let me go back to talk about some of the acquisitions. I will start with Chiyoda, which we took title to about a month ago. As you know in Japan in the life insurance industry, many companies have been troubled. They promised more than they could deliver. If you are going to run a life company, you have to be a very good trustee for other people's money. You cannot promise more than you deliver in any business, but particularly in a life insurance company.

         Under a new law enacted in Japan about a year ago, instead of going for a total bankruptcy, a company could file for reorganization, name a sponsor and that sponsor would work with them to restructure the company. It was a beauty contest, but AIG was selected by Chiyoda. We have known them for some time and we were pleased to do that. We took title, and it added about 7,000 agents right now. We may shrink that down a little for quality. They have about $20 billion of U.S. assets, and we think we can grow this company quite well.
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         We have already started off by introducing very simple products to the sales organization. You have to remember they have not been doing anything for about the last 15 months while this company was going through its problems. They were just hungry for new products. We put in some new products. The first one was a cancer product. They are selling 1,000 policies a day from a dead stop, and that will continue to ramp up. We are putting in all our other products that ALICO Life Company in Japan has. So we expect this to be a very significant opportunity for AIG going forward that should begin to be visible early next year.

         Let me say something about American General, because I suppose some of you have some mild interest in that. I think all the press releases have said all you really need to know at this moment. Who knows how long the regulatory process will take, but we estimate in around three to five months, somewhere in that framework, we will close. It fits AIG very well. Currently our general insurance and life insurance operating incomes are about equal, and close to 15 percent in financial lines and something obviously smaller in asset management. But this will increase our domestic life business quite significantly and add to retirement savings, and potentially to asset management. We see a lot of retail fund opportunities in this acquisition.

         We did not make this acquisition for expense savings. While there will be expense savings, that is not the purpose. We believe it will balance our business quite well, but also create new opportunities for top-line growth in life, consumer finance, retirement savings and cross-marketing. There are new product opportunities we can push through their distribution system. They have a very diverse distribution system on the domestic life side
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that we think will be very helpful to AIG's product innovation capabilities.
Their bank annuity business is probably the best in the country, and we will fold ours and SunAmerica's into that. The non-qualified business of American General will go to SunAmerica and the qualified to Valic [ed. query]. We see all kinds of benefits from that. There will be rollover benefits as Valic retirees get lump-sum funds. We have the mutual funds that will be tied to that as quickly as possible. So we see tremendous business opportunities.

         Obviously there will be expense savings and they will be quite significant, but that is not the reason we focused on this company. The world we live in is different than it was just a year or two ago. Our foreign policy is different, the global economy is somewhat different. I think it is having a stronger business in the U.S. -- not to say we will neglect our international business, which is the crown jewel of AIG -- but this was an opportunity we could not overlook. Having a stronger domestic life business and retirement savings business, which is a global opportunity, was something we wanted to do for some time. I think at every gathering at which I spoke, I said we wanted to find a domestic life company at the right time, in the right place, at the right price. We think this met all those requirements.

         Let me say something about the global economy. Let me start with Japan. While they have a new Prime Minister who sounds like he wants to be an agent of change, change comes very slowly in Japan. The process does not lend itself to rapid change. The economy continues to be quite weak. Interest rates are virtually zero. Our business is very good in Japan because there has been and will be a flight to quality. We broke a record in ALICO sales last year and the first quarter of this year. Now with changing Chiyoda's name
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to AIG Star Life, it will take on a new life of its own and have the same ratings AIG has. It will be a very strong performer in that country. But Japan is a weak economy, and I do not anything that will change that in the next several months. It will take quite some time.

         U.S.-China relations are not exactly the best of all times. Our foreign policy has changed vis-a-vis China. China changed an accident to an incident, and did not handle it wisely. I just came back from China about 10 days ago. I had a long meeting with Zhu Rongji, the Premier. I do not think public diplomacy is the way to carry on relations between countries that have some differences. Private diplomacy goes much further -- and that goes for both countries. If you play to the nationalism and public opinion of either country, you can rile up a population unnecessarily as unfortunately took place over that incident.

         You have China coming into the WTO, if and when. If they do not come in by June, which is unlikely, we have to re-vote their Most Favored Nation status. It will not be such a pushover this time. There will be a lot of heat let off by a lot of people in Congress over what happened, but I do think it will pass and China will ultimately come into WTO. In my opinion, one of the holdups is that when China negotiated WTO status, they negotiated some terms and conditions that the negotiators did not truly understand. As they try to implement the details of the Geneva talks, for the first time they recognize that some of the things will create more hardships than they realized. China has to reconcile that politically. Many of the ministries and state-run industries see the competition brought in by WTO as greater than anticipated. There is a debate going on in China how to get that done and still become a member of WTO. I think it is difficult to anticipate the outcome of discussions
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behind closed doors, but China ultimately will come into WTO in the foreseeable future -- although I don't know about October. That is my prediction.

         The relationship has to get back on a better track. Many of you may recall that when Clinton first became president we went through the same war dance. The relationship went to an all-time low, and only when it hit bottom did it get back on track and move forward. Any new president has to get a feel for relationships, and every new president is tested. It is too important a relationship to continue looking at each other cross-eyed. I must say that I think the business community has been somewhat marginalized with Congress. This is not the time to start advocating anything supportive of that relationship, but I think that will change in several months.

         The European economy is not exactly buoyant. Latin America has a problem with Argentina and the question of whether they can hold the peg [ed. query]. So the world economy, and our own, are not exactly breaking records. So you have a global economy that is different than it was a year or so ago. Having said that, I think for the companies that are well positioned, have the right strategy and people, and the right relationships, will outperform those who do not have that depth by a country mile.

         I view the next couple of years as being very good for AIG. What we have put in place over the last couple of years will help quite a bit. With the property-casualty business being countercyclical to the rest of the economy, it will certainly help. I come away from all this saying I think we will do all right. I think American General will add to the top and bottom lines for AIG.

         I will stop right here, and I will be glad to take your questions.
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                              QUESTIONS AND ANSWERS

QUESTION: Could you give us an update on the political battle with Fannie Mae and Freddie Mac, and where you see that going?

MR. GREENBERG: Fannie Mae originally was chartered to do certain things -- essentially to buy mortgages in the secondary market. If Fannie Mae would stick to its charter instead of charter-creep, we would not have a political battle. But Fannie Mae's balance sheet has an implied guarantee from the U.S. government. It pays no state tax, and has ratings and leverage it would not have without that implied guarantee. That makes it a difficult competitor if it expands into your backyard. We are a public company. We get no guarantees from the U.S. government and we pay state taxes. If this is a market economy, then we want to be able to compete on a level playing field. What will Congress do? I cannot answer that. I know there are some attempts to put Fannie Mae under the Fed as the regulator to insure a proper risk management approach to Fannie Mae. I think that will go on for some time. But for the first time I see concern in Congress that Fannie and Freddie ought to stick more to what they were intended to do, rather than expand into areas they were not intended for.

QUESTION: There were several defunct life insurance companies in Japan. Why did you choose Chiyoda?

MR. GREENBERG: It was not only that we chose them. We looked at a number of others. It is a beauty contest; they also have to choose you. It is like a marriage, a bilateral agreement. We are in the hunt for another one, Tokyo Mutual, that has three people in it -- AIG, Dido Life and GE. We are looking all the time, but it not something you can just say,
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"I want to buy this one, or help reorganize that one," unilaterally. They have to choose you, and the trustee appointed by the court has to approve you as a sponsor. That is a long and arduous process. It took months of negotiations to end up with that.

QUESTION: You talked about China politically. Could you describe what you see on the evolution of financial services there, and which lines of business will provide benefit to AIG over time?

MR. GREENBERG: We have more licenses to operate there than any other foreign company in China. We are in Shanghai, Shenzhen, Foshan and Guangzhou. We have life operations in all those cities and they are growing quite well, and all forms of life insurance. We have a nonlife license in the same cities, but limited, as all foreigners currently are, to foreign joint venture. That business is growing quite well and profitability. We are profitable in our insurance businesses in China.

         We also have asset management businesses in China. We hope one day to have a consumer finance business in China. Those are the businesses we currently do or hope to do. As China comes into WTO, the opening of other cities and areas of China is inevitable, in accord with a schedule previously agreed upon. In the first three years and then five years, virtually he whole country would open up. We have been getting ready for that by training lots of people at our training center. We are bringing people in from different places in China where we hope to operate. They currently sell for us as agents in our existing business, and then we will move them back to their native areas. We have a long-term strategy for China.
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QUESTION: Clearly with American General you get a consumer finance part of it.
You have been growing credit cards in the Far East. Where do you see the greatest advantages for consumer finance and the credit card business as you look around globally?

MR. GREENBERG: For AIG, obviously the first place would be Asia, where we started. We started this about two and one-half years ago, and we are profitable in both consumer finance and credit card operations. We will have a million cards in just a few countries in Asia by the end of this year. We started in Hong Kong, Philippines, Taiwan and a consumer finance company in Thailand. We will also be starting a credit card operation there this year. We are starting a consumer finance operation from scratch in Japan. Remember, we have millions of policy holders in these countries, so we have a natural market to sell to. We also have a consumer finance operation in Argentina that is profitable, and one in Poland. We will add to these countries as we need to or should. Asia will be very big in this field for some time. We have not scratched the surface there yet.

QUESTION: Could you address the same global, strategic growth plan for your asset management business?

MR. GREENBERG: Let me break it down into two parts -- the institutional and private equity, and the retail firms. We have a pretty good private equity fund business covering every region of the world, and infrastructure funds that cover just about every region of the world now. We first began infrastructure in Asia. It was a $1 billion fund, and the second Asia fund is close to $2 billion. That is almost invested. Then we had an Asia opportunity fund that is close to $1 billion. Then we have a Latin America infrastructure fund that was
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$1 billion and will be starting a second one very soon. We have one in Eastern
Europe and one in Africa, and even one in the United States.

         Then we have a lot of specialty institutional funds, and we will continue to add to those as needs exist. We have investment people all over the world working for AIG and third-party asset managers.

         On the retail side, we are growing both here and in Japan. In a lot of countries now with equity-linked life insurance -- some call it variable life, equity linked or universal life, different labels but the same thing -- we either sell our funds or somebody else's funds, depending on the need in the particular product. Europe has become an almost open architecture, and that is taking place globally. So even though you do not have your own distribution in a particular country, you can market your funds with or without a life product, if you have something that differentiates you from somebody else's product. That will continue to grow.

         But distribution is king. In everything we do, we have an eye on distribution. Japan is a savings market, not an investment market, as many firms have found out. You have to develop products that have a savings element to them if you would successfully market them. We have a growing annuity business along with our life business in Japan. Variable annuity is starting slowly, but it will catch on. We are building other distribution as well as what we have. We have thousands of agents, many of whom are becoming financial advisors in many countries. They will continue to market not only our existing products but new products as we develop them for this market. So we have both the manufacturing and
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distribution capability, more than any other company I know of. We will continue to add to that, because that is what will dominate the marketplace -- distribution.

         We have also built alliances with many other companies. Bancassurance is a growing relationship with AIG worldwide. Bank of China is a new one that will sell both life insurance and other asset management products. We have bancassurance arrangements in many countries around the world, and that continues to grow. So distribution and product innovation will be how we grow our business, other than the institutional asset management.

QUESTION: Would you comment on Berlusconi, the apparent successor in Italy's Prime Ministerial election, and how that might impact Europe's insurance climate?

MR. GREENBERG: Italy offers a big opportunity for asset management. We have a start-up operation in that country on asset management. We have a relationship with several big unions and banks. We have had a nonlife business there for years. Life has been small for us in Italy. We are always on the hunt for something new in Italy, and we are kind of optimistic about it. It is one of the countries we focused on for developing asset management and a life operation. I am optimistic about it.

QUESTION: On the Japan front, do you see any further bankruptcies in the Japanese life insurance companies, or do you think the willingness of foreigners to come in and help with the restructuring will solve the problem? Do you believe that the government will allow the life companies to begin dropping crediting rates on in-force business without having to go into a restructuring mode?
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MR. GREENBERG: To take the latter question first, there has been talk about that, letting them reduce the crediting rate. That will take an Act of Diet to do that, and politically it will be very difficult -- of course, it is possible. I do not think there are too many more life companies that will go through a restructuring. I think there may be one or two more, but not too many. I guess that the FSA and the rest will try to keep that from occurring. I think the worst is over for the life sector. On the question of crediting rates, obviously if the market suddenly went down to 9,000 or 10,000 again and interest rates remained at zero, they would have to do something more. But I do not think that will happen.

QUESTION: Could you comment on your acquisition of Hartford Steam Boiler, and what steps have been required to improve prospects there?

MR. GREENBERG: That is going quite well. They are ahead of their budget. Remember, I think the Hartford Steam Boiler is the premier company in its niche market. We are extending their business model overseas in many areas, and put it together with our Star Tech, which is in the energy field. We will do quite well together. They have always had a high expense ratio because of their engineering costs are supposed to produce business that is virtually loss-free. The run a combined ratio in the 80s. We have taken a great deal of expense out of that small company, restructuring their business model somewhat. They are doing very well. They are ahead in production, they have cut expenses, they are ahead on their loss ratio.

         Look at the worldwide opportunities for them. I just came back from China, and we have some engineering stationed there to work with the power industry to help the Chinese power industry -- and Hartford Steam Boiler, obviously. It is a huge potential marketplace.

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I am optimistic about how it fits into AIG. It is a nice niche business and I am very pleased we acquired it.

         They have contracts with many U.S. companies to provide that service to them. We have a wall between AIG companies and Hartford Steam in that part of the business so there is no information leakage back and forth. That is going quite well, too. They are adding new clients almost every quarter. I am pleased with the way that is coming along. Dick Pultz [ed. query] has done a good job there.

QUESTION: Given the role of distribution in all your businesses, what is the biggest change occurring on the distribution front and how is AIG responding to those changes? And second, could you comment on the funding agreement business that SunAmerica is involved with and the outlook for that business. MR.

GREENBERG: Let me take the second question first. Are you talking about the GIC business? The guaranteed investment contract business is going quite well. They are having a good year and I expect that to continue. The distribution is changing. Instead of having a life agent as the exclusive distribution model for life companies, the life business has changed. It is an asset management business, retirement savings business and a life business, all wrapped together. You distribute through securities firms, through banks, broker-dealers -- it is no longer a unilateral-type distribution. It is much more complex and diversified. It can be direct and other ways. It depends on the part of the world you are in. In Asia it is still principally agents, but they are more sophisticated. Now they have laptops and are financial advisors in addition to being life agents. They are selling equity-linked products, mutual funds that are wrapped.

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         On the nonlife side it depends on the sector of the business you are
in. Personal lines is everything -- agent, direct, Internet, credit card distribution and everything you can think of. Commercial-industrial insurance is still a corporate broker who is the major distributor, and will be for some time. We are in every kind of distribution. Distribution is how you push your product out. You can manufacturer it, but you have to get it out.

QUESTIONER: Can your profitability be enhanced by owning your distribution?

MR. GREENBERG: In some cases. It depends, again, on what part of the world you are in. In Asia we own the distribution. In the United States we distribute through brokers. That does not mean you want to own the broker. There you have to have an arm's length independence. Distributing retail products through banks does not mean you want to own a bank. Having bancassurance deals gives us multiple banks to do business with, rather than owning one bank.

QUESTION: Your comments on power made me think about what is going on in California. I would be interested if you think there are any insurance implications in terms of business interruption, DNO [ed. query] or anything like that, but also generally a broader view of that industry and the implications.

MR. GREENBERG: This is an insurance conference. I think our energy policy has been kind of backward, there is no question about that. I think we are paying the price for it right now. I believe in environmental concerns, as any thoughtful person does, but you have to balance the two and have power as well. I think we have been neglecting things. We did not build rigs for quite some time. Natural gas could have been more aggressively developed. There are ways of cleansing coal so it does not pollute the environment. There

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could be tax incentives to do that. In fact, we have a number of machines acquired in AIG Financial Products last year that hardly exist anymore. That will be a great benefit to AIG in the next year or so because these have already been placed, and you get very handsome tax benefits from that.

         The insurance implications in California, there will be some losses for some who had different types of policies out there, but it will not be devastating. QUESTION: Could you explain the financial arrangements of your sponsorship of Chiyoda?

MR. GREENBERG: We put in $500 million of capital. That is it. [Laughter]

QUESTIONER: Are the regulators subsidizing this in some way?

MR. GREENBERG: It is all negotiated. They have a term called "voba," which is equal to goodwill. You have to write that off over a period of time, say 10 years in this case. Chiyoda, like many troubled companies in the beginning, had a lot of surrenders of in-force business. Surrenders reduce the liability of the company, so that rapidly writes off the goodwill. A lot of actuarial work went into this and we are quite comfortable that the company will be profitable very quickly. But our capital contribution was $500 million, and the return on equity should be quite handsome.

MR. CHELNOKI: With that, I would like to thank Mr. Greenberg. We will have lunch after this. [Applause]

                                  [43 minutes]